Exhibit (a)(5)(H)

UNITED ONLINE ANNOUNCES PRELIMINARY RESULTS
OF DUTCH AUCTION TENDER OFFER

        WOODLAND HILLS, California (December 14, 2004)—United Online, Inc. (Nasdaq:UNTD) announced today the preliminary results of its modified Dutch auction tender offer to purchase up to 14,285,714 shares of its common stock. The tender offer expired at 12:00 noon, New York City time, on Monday, December 13, 2004.

        Based on a preliminary count by the depositary for the tender offer, approximately 37,775 shares of common stock, including shares that were tendered through notice of guaranteed delivery, were properly tendered and not properly withdrawn at prices at or below $10.50 per share. All of the shares properly tendered and not properly withdrawn will be acquired by United Online at $10.50 per share.

        The number of shares properly tendered and not properly withdrawn and the purchase price are preliminary and subject to verification by the depositary. The final number of shares purchased and the purchase price will be announced as soon as practicable following completion of the verification process and confirmation by the depositary of the proper delivery of all shares tendered. Payment for the shares validly tendered and accepted for purchase under the tender offer, and return of any shares not accepted, will occur promptly after such announcement.

        United Online has borrowed $100 million under its credit agreement with Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc. Interest under the term loan facility will be payable at LIBOR plus a margin of 3.0%. The interest rate and terms of the term loan facility may be modified at the request of Deutsche Bank Trust Company Americas if advisable to facilitate syndication, subject to certain conditions. The proceeds of the term loan facility will be used to purchase shares pursuant to the tender offer and pay related fees and expenses, and for general corporate purposes, including stock repurchases and acquisitions, subject to certain limitations. As set forth in the offer to purchase, United Online may, from time to time, repurchase its shares on the open market or through private or public transactions in accordance with applicable law.

        Deutsche Bank Securities Inc. is the dealer manager for the tender offer. For questions and information, please call the dealer manager at (800) 735-7777.

ABOUT UNITED ONLINE:

        United Online, Inc. (Nasdaq:UNTD) is a leading provider of consumer Internet subscription services through a number of brands, including NetZero, Juno and Classmates. The company's pay services include Internet access, accelerated dial-up services, premium email, personal Web-hosting and domain services and community-based networking. It also offers consumers free Internet access, email and Web hosting. The company's access services are available in more than 8,000 cities across the United States and in Canada. United Online is headquartered in Woodland Hills, CA, with offices in New York City, NY, Renton, WA, San Francisco, CA, Orem, UT, and Hyderabad, India. For more information about United Online and its Internet subscription services, please visit http://www.untd.com.

CONTACT:	United Online, Inc.
Investor Contact:	Brent Zimmerman (818) 287-3350 investor@untd.com